Exhibit 99.4

KINROSS GOLD CORPORATION
RECONCILIATION TO UNITED STATES GAAP

US GAAP NOTE

Year End 2006

KINROSS GOLD CORPORATION
RECONCILIATION TO UNITED STATES GAAP

AUDITORS’ REPORT ON THE RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Kinross Gold Corporation

On March 23, 2007, we reported on the consolidated balance sheets of Kinross Gold Corporation (“the Company”) as at December 31, 2006 and December 31, 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the two-year period December 31, 2006 which are included in the annual report on the 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The consolidated financial statements as at December 31, 2004 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements, in their report dated November 18, 2005 except as to Note 22 which is as of February 8, 2006.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada
March 23, 2007

KINROSS GOLD CORPORATION
RECONCILIATION TO UNITED STATES GAAP

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Kinross Gold Corporation

On November 18, 2005, except as to Note 22 which is as of February 8, 2006, we have reported on the consolidated statements of operations, shareholders’ equity and cash flows of Kinross Gold Corporation (“the Company”) for the year ended December 31, 2004 which are included in the annual report on the Form 40-F. In connection with our audit of the aforementioned financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audit.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants

Toronto, Canada
November 18, 2005, except as to note 22 which is as of February 8, 2006

KINROSS GOLD CORPORATION
RECONCILIATION TO UNITED STATES GAAP

The 2006 audited consolidated financial statements of Kinross Gold Corporation (“Kinross”, or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from US GAAP. The effects of these differences on the Company’s consolidated financial statements for the year ended December 31, 2006 are provided in the following CDN to US GAAP reconciliation which should be read in conjunction with Kinross’ audited consolidated financial statements prepared in accordance with Canadian GAAP.

CONSOLIDATED BALANCE SHEET
(expressed in millions of U.S. dollars)
As at December 31, 2006
	Under CDN GAAP	Reversal of capitalized development costs from applying EITF 04-6	Elimination of effects of recognizing the equity component of convertible debentures	Property, plant and equipment & amortization differences	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securties and long-term investments	Derivative instruments and hedging activities	Flow through shares	Minimum pension liability	Reclassi- fication of cumulative translation adjustments	Restatement to equity account for investment in Echo Bay	Defined benefit and other post- retirement plans	Goodwill impairment	Stock-based compensation	Under U.S. GAAP
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(k)	(i)	(e)	(k)	(e)	(l)
Assets
Current assets
Cash and cash equivalents	$154.1	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$154.1
Restricted cash	1.3	—	—	—	—	—	—	—	—	—	—	—	—	—	1.3
Accounts receivable and other assets	38.1	—	—	—	—	—	—	—	—	—	—	—	—	—	38.1
Inventories	99.5	(1.5)	—	—	—	—	—	—	—	—	—	—	—	—	98.0
	293.0	(1.5)	—	—	—	—	—	—	—	—	—	—	—	—	291.5
Property, plant and equipment	1,331.0	(52.0)	—	—	—	—	—	—	—	—	—	—	—	—	1,279.0
Goodwill	293.4	—	—	—	—	—	—	—	—	—	40.8	—	(40.2)	—	294.0
Long-term investments	25.8	—	—	—	—	19.9	—	—	—	—	—	—	—	—	45.7
Future income and mining taxes	29.4	4.2	—	—	—	—	—	—	—	—	—	—	—	—	33.6
Deferred charges and other long-term assets	80.9	—	—	—	—	—	—	—	—	—	—	(0.9)	—	—	80.0
	$2,053.5	$(49.3)	$—	$—	$—	$19.9	$—	$—	$—	$—	$40.8	$(0.9)	$(40.2)	$—	$2,023.8
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$161.0	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$161.0
Current portion of long-term debt	17.9	—	—	—	—	—	—	—	—	—	—	—	—	—	17.9
Current portion of reclamation and remediation obligations	28.8	—	—	—	—	—	—	—	—	—	—	—	—	—	28.8
	207.7	—	—	—	—	—	—	—	—	—	—	—	—	—	207.7
Long-term debt	72.0	—	—	—	—	—	—	—	—	—	—	—	—	—	72.0
Reclamation and remediation obligations	139.6	—	—	—	—	—	—	—	—	—	—	—	—	—	139.6
Future income and mining taxes	143.8	—	—	—	—	—	—	—	—	—	—	—	—	—	143.8
Other long-term liabilities	7.5	—	—	—	—	—	—	—	3.5	—	—	(0.3)	—	—	10.7
	570.6	—	—	—	—	—	—	—	3.5	—	—	(0.3)	—	—	573.8
Non-controlling interest	—	—	—									—	—	—	—
Convertible preferred shares of subsidiary company	14.9	—	—	—	—	—	—	—	—	—	—	—	—	—	14.9
Common shareholders' equity
Common share capital and common share purchase warrants	2,001.7	—	—	—	766.7	—	—	(1.1)	—	—	—	—	—	—	2,767.3
Contributed surplus	54.6	—	(32.0)	—	—	—	—	—	—	—	—	—	—	(2.5)	20.1
Accumulated deficit	(587.1)	(49.3)	32.0	—	(766.7)	—	—	1.1	—	—	40.8	—	(40.2)	2.5	(1,366.9)
Cumulative translation adjustments	(1.2)	—	—	—	—	—	—	—	—	1.2	—	—	—	—	—
Accumulated other comprehensive income (loss)	—	—	—	—	—	19.9	—	—	(3.5)	(1.2)	—	(0.6)	—	—	14.6
	1,468.0	(49.3)	—	—	—	19.9	—	—	(3.5)	—	40.8	(0.6)	(40.2)	—	1,435.1
	$2,053.5	$(49.3)	$—	$—	$—	$19.9	$—	$—	$—	$—	$40.8	$(0.9)	$(40.2)	$—	$2,023.8

CONSOLIDATED BALANCE SHEET (expressed in millions of U.S. dollars) As at December 31, 2005
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(k)	(i)	(e)	(l)	(e)	(m)
Assets
Current assets
Cash and cash equivalents	$97.6	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$97.6
Restricted cash	1.3	—	—	—	—	—	—	—	—	—	—	—	—	—	1.3
Accounts receivable and other assets	27.8	—	—	—	—	—	—	—	—	—	—	—	—	—	27.8
Inventories	115.2	—	—	—	—	—	—	—	—	—	—	—	—	—	115.2
	241.9	—	—	—	—	—	—	—	—	—	—	—	—	—	241.9
Property, plant and equipment	1,064.7	—	—	—	—	—	—	—	—	—	—	—	—	—	1,064.7
Goodwill	321.2	—	—	—	—	—	—	—	—	—	40.8	—	(40.2)	—	321.8
Long-term investments	21.2	—	—	—	—	6.5	—	—	—	—	—	—	—	—	27.7
Deferred charges and other long-term assets	49.1	—	—	—	—	—	—	—	—	—	—	—	—	—	49.1
	$1,698.1	$—	$—	$—	$—	$6.5	$—	$—	$—	$—	$40.8	$—	$(40.2)	$—	$1,705.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$132.2	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$132.2
Current portion of long-term debt	9.4	—	—	—	—	—	—	—	—	—	—	—	—	—	9.4
Current portion of reclamation and remediation obligations	36.3	—	—	—	—	—	—	—	—	—	—	—	—	—	36.3
	177.9	—	—	—	—	—	—	—	—	—	—	—	—	—	177.9
Long-term debt	149.9	—	—	—	—	—	—	—	—	—	—	—	—	—	149.9
Reclamation and remediation obligations	139.6	—	—	—	—	—	—	—	—	—	—	—	—	—	139.6
Future income and mining taxes	129.6	—	—	—	—	—	—	—	—	—	—	—	—	—	129.6
Other long-term liabilities	7.9	—	—	—	—	—	—	—	4.4	—	—	—	—	—	12.3
Redeemable retractable preferred shares	2.7	—	—	—	—	—	—	—	—	—	—	—	—	—	2.7
	607.6	—	—	—	—	—	—	—	4.4	—	—	—	—	—	612.0
Non-controlling interest	0.3	—	—	—	—	—	—	—	—	—	—	—	—	—	0.3
Convertible preferred shares of subsidiary company	14.1	—	—	—	—	—	—	—	—	—	—	—	—	—	14.1
Common shareholders' equity
Common share capital and common share purchase warrants	1,777.6	—	—	—	766.7	—	—	(1.1)	—	—	—	—	—	—	2,543.2
Contributed surplus	52.6	—	(32.0)	—	—	—	—	—	—	—	—	—	—	(2.5)	18.1
Accumulated deficit	(752.9)	—	32.0	—	(766.7)	—	—	1.1	—	—	40.8	—	(40.2)	2.5	(1,483.4)
Cumulative translation adjustments	(1.2)	—	—	—	—	—	—	—	—	1.2	—	—	—	—	—
Accumulated other comprehensive income (loss)	—	—	—	—	—	6.5	—	—	(4.4)	(1.2)	—	—	—	—	0.9
	1,076.1	—	—	—	—	6.5	—	—	(4.4)	—	40.8	—	(40.2)	—	1,078.8
	$1,698.1	$—	$—	$—	$—	$6.5	$—	$—	$—	$—	$40.8	$—	$(40.2)	$—	$1,705.2

CONSOLIDATED STATEMENT OF OPERATIONS (expressed in millions of U.S. dollars, except per share amounts) For the year ended December 31, 2006	Under CDN GAAP	Reversal of capitalized development costs from applying EITF 04-6	Elimination of effects of recognizing the equity component of convertible debentures	Property, plant and equipment & amortization differences	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securties and long-term investments	Derivative instruments and hedging activities	Flow through shares	Reclassi- fication of cumulative translation adjustments	Restatement to equity account for investment in Echo Bay	Goodwill impairment	Under U.S. GAAP
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(i)	(e)	(e)
Revenue
Metal sales	$905.6	$—	$—	$—	$—	$—		$—	$—	$—	$—	$905.6

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	481.7	—	—	—	—	—	—	—	—	—	—	481.7
Accretion and reclamation expenses	33.5	—	—	—	—	—	—	—	—	—	—	33.5
Depreciation, depletion and amortization	108.3	(2.9)	—	—	—	—	—	—	—	—	—	105.4
	282.1	2.9	—	—	—	—	—	—	—	—	—	285.0
Other operating costs	26.0	52.1	—	—	—	—	—	—	—	—	—	78.1
Exploration and business development	39.4	—	—	—	—	—	—	—	—	—	—	39.4
General and administrative	52.1	—	—	—	—	—	—	—	—	—	—	52.1
Impariment charges:
Investments and other assets	10.5	—	—	—	—	—	—	—	—	—	—	10.5
Gain on disposal of assets and investments - net	(47.4)	—	—	—	—	—	—	—	—	—	—	(47.4)
Operating earnings (loss)	201.5	(49.2)	—	—	—	—	—	—	—	—	—	152.3

Other expense - net	(9.3)	(3.2)	—	—	—	—	—	—	—	—	—	(12.5)
Earnings (loss) before taxes and other items	192.2	(52.4)	—	—	—	—	—	—	—	—	—	139.8

Income and mining taxes recovery (expense)	(25.9)	4.2	—	—	—	—	—	—	—	—	—	(21.7)
Non-controlling interest	0.3	—	—	—	—	—	—	—	—	—	—	0.3
Share in income (loss) on investee companies				—	—	—	—	—	—	—	—	—
Dividends on convertible preferred shares of subsidiary company	(0.8)	—	—	—	—	—	—	—	—	—	—	(0.8)

Net earnings (loss) before cumulative effect of adjustment on prior years of the adoption of EITF 04-6	$165.8	$(48.2)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$117.6

Adjustment for adoption of EITF 04-6	—	(1.1)										(1.1)

Net earnings (loss) after adjustment for adoption of EITF 04-6	$165.8	$(49.3)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$116.5

Earnings per share before cumulative effect of adjustment
Basic	$0.47											$0.33
Diluted	$0.47											$0.33
Earnings per share after cumulative effect of adjustment
Basic	$0.47											$0.33
Diluted	$0.47											$0.33
Weighted average common shares outstanding (millions)
Basic	352.1											352.1
Diluted	353.2											353.2

CONSOLIDATED STATEMENT OF OPERATIONS (expressed in millions of U.S. dollars, except per share amounts) For the year ended December 31, 2005
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(i)	(e)	(e)
Revenue
Metal sales	$725.5	$—	$—	$—	$—	$—	$4.7	$—	$—	$—	$—	$730.2

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	448.1	—	—	—	—	—	—	—	—	—	—	448.1
Accretion and reclamation expenses	56.0	—	—	—	—	—	—	—	—	—	—	56.0
Depreciation, depletion and amortization	167.7	—	—	(3.3)	—	—	—	—	—	—	—	164.4
	53.7	—	—	3.3	—	—	4.7	—	—	—	—	61.7
Other operating costs	14.3											14.3
Exploration and business development	26.6	—	—	—	—	—	—	—	—	—	—	26.6
General and administrative	45.3	—	—	—	—	—	—	—	—	—	—	45.3
Impariment charges:
Goodwill	8.7	—	—	—	—	—	—	—	—	—	—	8.7
Property, plant and equipment	171.9	—	—	(21.1)	—	—	—	—	—	—	—	150.8
Investments and other assets	4.1	—	—	—	—	—	—	—	—	—	—	4.1
Gain on disposal of assets and investments - net	(6.0)	—	—	—	—	—	—	—	—	—	—	(6.0)
Operating loss	(211.2)	—	—	24.4	—	—	4.7	—	—	—	—	(182.1)

Other income (expense) - net	(17.0)	—	—	—	—	—	—	—	—	—	—	(17.0)
Earnings (loss) before taxes and other items	(228.2)	—	—	24.4	—	—	4.7	—	—	—	—	(199.1)

Income and mining taxes recovery (expense)	12.9	—	—	—	—	—	—	—	—	—	—	12.9
Non-controlling interest	0.1	—	—	—	—	—	—	—	—	—	—	0.1
Dividends on convertible preferred shares of subsidiary	(0.8)	—	—	—	—	—	—	—	—	—	—	(0.8)

Net earnings (loss)	$(216.0)	$—	$—	$24.4	$—	$—	$4.7	$—	$—	$—	$—	$(186.9)

Loss per share
Basic and diluted	$(0.63)											$(0.54)
Weighted average common shares outstanding (millions)
Basic and diluted	345.2											345.2

CONSOLIDATED STATEMENT OF OPERATIONS (expressed in millions of U.S. dollars) For the year ended December 31, 2004	Under CDN GAAP	Reversal of capitalized development costs from applying EITF 04-6	Property, plant and equipment & amortization differences	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securties and long-term investments	Derivative instruments and hedging activities	Flow through shares	Reclassi- fication of cumulative translation adjustments	To adjust to equity basis	Restatement to equity account for investment in Echo Bay	Goodwill impairment	Under U.S. GAAP
		(a)	(c)	(d)	(e)	(f)	(g)	(i)	(j)	(e)	(e)
Revenue
Metal sales	$666.8	$—	$—	$—	$—	$17.5	$—	$—	$—	$—	$—	$684.3

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	402.4	—	—	—	—	—	—	—	—	—	—	402.4
Accretion and reclamation expenses	21.4	—	—	—	—	—	—	—	—	—	—	21.4
Depreciation, depletion and amortization	170.1	—	(3.8)	—	—	—	—	—	—	—	—	166.3
	72.9	—	3.8	—	—	17.5	—	—	—	—	—	94.2
Other operating costs	25.8	—	—	—	—	—	—	—	—	—	—	25.8
Exploration and business development	20.4	—	—	—	—	—	—	—	—	—	—	20.4
General and administrative	36.4	—	—	—	—	—	—	—	—	—	—	36.4
Impariment charges:												—
Goodwill	12.4	—	—	—	—	—	—	—	—	—	—	12.4
Property, plant and equipment	46.1	—	—	—	—	—	—	—	—	—	—	46.1
Investments and other assets	1.4	—	—	—	—	—	—	—	—	—	—	1.4
Gain on disposal of assets and investments - net	(1.7)	—	—	—	—	—	—	—	—	—	—	(1.7)
Operating earnings (loss)	(67.9)	—	3.8	—	—	17.5	—	—	—	—	—	(46.6)

Other (expense) income - net	(6.2)		—	—	—	(1.4)	—	—	—	—	—	(7.6)
Earnings (loss) before taxes and other items	(74.1)	—	3.8	—	—	16.1	—	—	—	—	—	(54.2)

Income and mining taxes recovery (expense)	11.5	—	—	—	—	—	—	—	—	—	—	11.5
Non-controlling interest	0.3	—	—	—	—	—	—	—	—	—	—	0.3
Dividends on convertible preferred shares of subsidiary company	(0.8)	—	—	—	—	—	—	—	—	—	—	(0.8)

Net earnings (loss)	$(63.1)	$—	$3.8	$—	$—	$16.1	$—	$—	$—	$—	$—	$(43.2)

Loss per share
Basic and diluted	$(0.18)											$(0.12)
Weighted average common shares outstanding (millions)
Basic and diluted	346.0											346.0

CONSOLIDATED STATEMENT OF CASH FLOWS
(expressed in millions of U.S. dollars)
For the year ended December 31, 2006
		(a)	(c)	(d)	(e)	(f)	(g)	(i)	(j)	(e)	(e)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$165.8	$(49.3)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$116.5
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities and investments - net			—
Accretion and reclamation expense	33.5	—	—	—	—	—	—	—	—	—	—	33.5
Depreciation, depletion and amortization	108.3	(2.9)	—	—	—	—	—	—	—	—	—	105.4
Impairment charges	10.5	—	—	—	—	—	—	—	—	—	—	10.5
Gain on disposal of assets and investments - net	(47.4)	—	—	—	—	—	—	—	—	—	—	(47.4)
Future income and mining taxes	0.9	(4.2)	—	—	—	—	—	—	—	—	—	(3.3)
Non-controlling interest	(0.3)	—	—	—	—	—	—	—	—	—	—	(0.3)
Stock-based compensation expense	10.4	—	—	—	—	—	—	—	—	—	—	10.4
Unrealized foreign exchange losses and other	0.9	1.1	—	—	—	—	—	—	—	—	—	2.0
Changes in operating assets and liabilities:						—
Accounts receivable and other assets	(10.1)	—	—	—	—	—	—	—	—	—	—	(10.1)
Inventories	13.5	—	—	—	—	—	—	—	—	—	—	13.5
Accounts payable and current liabilities	6.0	—	—	—	—	—	—	—	—	—	—	6.0
Cash flow provided from operating activities	292.0	(55.3)	—	—	—	—	—	—	—	—	—	236.7
Investing:
Additions to property, plant and equipment	(202.9)	55.3	—	—	—	—	—	—	—	—	—	(147.6)
Acquisition costs	(0.6)	—	—	—	—	—	—	—	—	—	—	(0.6)
Proceeds on sale of marketable securities	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds on sale of long-term investments and other assets	33.7	—	—	—	—	—	—	—	—	—	—	33.7
Additions to long-term investments and other assets	(13.9)	—	—	—	—	—	—	—	—	—	—	(13.9)
Proceeds from the sale of property, plant and equipment	10.7	—	—	—	—	—	—	—	—	—	—	10.7
Cash flow used in investing activities	(173.0)	55.3	—	—	—	—	—	—	—	—	—	(117.7)
Financing:
Issurance of common shares	7.6	—	—	—	—	—	—	—	—	—	—	7.6
Debt issue costs	(2.5)	—	—	—	—	—	—	—	—	—	—	(2.5)
Proceeds from issuance of debt	35.3	—	—	—	—	—	—	—	—	—	—	35.3
Repayment of debt	(104.6)	—	—	—	—	—	—	—	—	—	—	(104.6)
Cash flow used in financing activities	(64.2)	—	—	—	—	—	—	—	—	—	—	(64.2)
Effect of exchange rate changes on cash	1.7	—	—	—	—	—	—	—	—	—	—	1.7
Increase in cash and cash equivalents	56.5	—	—	—	—	—	—	—	—	—	—	56.5
Cash and cash equivalents, beginning of year	97.6	—	—	—	—	—	—	—	—	—	—	97.6
Cash and cash equivalents, end of year	$154.1	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$154.1

CONSOLIDATED STATEMENT OF CASH FLOWS (expressed in millions of U.S. dollars) For the year ended December 31, 2005	Under CDN GAAP	Reversal of capitalized development costs from applying EITF 04-6	Elimination of effects of recognition of equity component of convertible debentures	Property, plant and equipment & amortization differences	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securties and long-term investments	Derivative instruments and hedging activities	Flow through shares	Reclassi- fication of cumulative translation adjustments	To adjust to equity basis	Restatement to equity account for investment in Echo Bay	Goodwill impairment	Under U.S. GAAP
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(i)	(j)	(e)	(e)	(e)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(216.0)	$—	$—	$24.4	$—	$—	$4.7	$—	$—	$—	$—	$—	$(186.9)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	167.7	—	—	(3.3)	—	—	—	—	—	—	—	—	164.4
Impairment charges	184.7	—	—	(21.1)	—	—	—	—	—	—	—	—	163.6
Gain on disposal of assets and investments — net	(6.0)	—	—	—	—	—	—	—	—	—	—	—	(6.0)
Future income and mining taxes	(15.0)	—	—	—	—	—	—	—	—	—	—	—	(15.0)
Deferred revenue recognized	—	—	—	—	—	—	(4.7)	—	—	—	—	—	(4.7)
Stock-based compensation	3.1	—	—	—	—	—	—	—	—	—	—	—	3.1
Unrealized foreign exchange losses and other	1.8	—	—	—	—	—	—	—	—	—	—	—	1.8
Changes in operating assets and liabilities
Accounts receivable and other assets	2.7	—	—	—	—	—	—	—	—	—	—	—	2.7
Inventories	(9.9)	—	—	—	—	—	—	—	—	—	—	—	(9.9)
Accounts payable and current liabilities	20.6	—	—	—	—	—	—	—	—	—	—	—	20.6
Cash flow provided from operating activities	133.7	—	—	—	—	—	—	—	—	—	—	—	133.7
Investing:
Additions to property, plant and equipment	(142.4)	—	—	—	—	—	—	—	—	—	—	—	(142.4)
Business acquisitions, net of cash acquired	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds on sale of marketable securities	0.6	—	—	—	—	—	—	—	—	—	—	—	0.6
Proceeds on sale of long-term investments and other assets	19.8	—	—	—	—	—	—	—	—	—	—	—	19.8
Additions to long-term investments and other assets	(16.9)	—	—	—	—	—	—	—	—	—	—	—	(16.9)
Proceeds from the sale of property, plant and equipment	10.4	—	—	—	—	—	—	—	—	—	—	—	10.4
Additions to short-term investments	7.3	—	—	—	—	—	—	—	—	—	—	—	7.3
Decrease in restricted cash	0.1	—	—	—	—	—	—	—	—	—	—	—	0.1
Cash flow used in investing activities	(121.1)	—	—	—	—	—	—	—	—	—	—	—	(121.1)
Financing:
Issuance of common shares	1.9	—	—	—	—	—	—	—	—	—	—	—	1.9
Debt issue costs	(0.5)	—	—	—	—	—	—	—	—	—	—	—	(0.5)
Proceeds from issuance of debt	50.5	—	—	—	—	—	—	—	—	—	—	—	50.5
Repayment of debt	(16.2)	—	—	—	—	—	—	—	—	—	—	—	(16.2)
Cash flow used in financing activities	35.7	—	—	—	—	—	—	—	—	—	—	—	35.7
Effect of exchange rate changes on cash	1.4	—	—	—	—	—	—	—	—	—	—	—	1.4
Increase in cash and cash equivalents	49.7	—	—	—	—	—	—	—	—	—	—	—	49.7
Cash and cash equivalents, beginning of period	47.9	—	—	—	—	—	—	—	—	—	—	—	47.9
Cash and cash equivalents, end of period	$97.6	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$97.6

CONSOLIDATED STATEMENT OF CASH FLOWS
(expressed in millions of U.S. dollars)
For the year ended December 31, 2004
		(a)	(a)	(c)	(d)	(e)	(f)	(g)	(i)	(j)	(e)	(e)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$(63.1)	$—	$—	$3.8	$—	$—	$16.1	$—	$—	$—	$—	$—	$(43.2)
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	170.1	—	—	(3.8)	—	—	—	—	—	—	—	—	166.3
Impairment charges	59.9	—	—	—	—	—	—	—	—	—	—	—	59.9
Gain on disposal of assets and investments - net	(1.7)	—	—	—	—	—	—	—	—	—	—	—	(1.7)
Future income and mining taxes	(29.3)	—	—	—	—	—	—	—	—	—	—	—	(29.3)
Deferred revenue recognized	(6.3)	—	—	—	—	—	6.9	—	—	—	—	—	0.6
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	1.8	—	—	—	—	—	—	—	—	—	—	—	1.8
Unrealized foreign exchange losses and other	1.3	—	—	—	—	—	(0.3)	—	—	—	—	—	1.0
Changes in operating assets and liabilities													—
Accounts receivable	4.2	—	—	—	—	—	—	—	—	—	—	—	4.2
Inventories	(19.3)	—	—	—	—	—	—	—	—	—	—	—	(19.3)
Accounts payable and current liabilities	43.6	—	—	—	—	—	(22.7)	—	—	—	—	—	20.9
Cash flow provided from operating activities	161.2	—	—	—	—	—	—	—	—	—	—	—	161.2
Investing:
Additions to property, plant and equipment	(169.5)	—	—	—	—	—	—	—	—	—	—	—	(169.5)
Business acquisitions, net of cash acquired	(261.2)	—	—	—	—	—	—	—	—	—	—	—	(261.2)
Proceeds on sale of marketable securities	0.7	—	—	—	—	—	—	—	—	—	—	—	0.7
Proceeds on sale of long-term investments and other assets	14.6	—	—	—	—	—	—	—	—	—	—	—	14.6
Additions to long-term investments and other assets	(26.4)	—	—	—	—	—	—	—	—	—	—	—	(26.4)
Proceeds from the sale of property, plant and equipment	1.5	—	—	—	—	—	—	—	—	—	—	—	1.5
Additions to short-term investments	(5.7)	—	—	—	—	—	—	—	—	—	—	—	(5.7)
Decrease in restricted cash	3.7	—	—	—	—	—	—	—	—	—	—	—	3.7
Cash flow used in investing activities	(442.3)	—	—	—	—	—	—	—	—	—	—	—	(442.3)
Financing:
Issuance of common shares	3.1	—	—	—	—	—	—	—	—	—	—	—	3.1
Repurchase of common shares	(11.8)	—	—	—	—	—	—	—	—	—	—	—	(11.8)
Debt issue costs	(1.4)	—	—	—	—	—	—	—	—	—	—	—	(1.4)
Proceeds from issuance of debt	119.5	—	—	—	—	—	—	—	—	—	—	—	119.5
Repayment of debt	(26.8)	—	—	—	—	—	—	—	—	—	—	—	(26.8)
Cash flow provided from financing activities	82.6	—	—	—	—	—	—	—	—	—	—	—	82.6
Effect of exchange rate changes on cash	0.6	—	—	—	—	—	—	—	—	—	—	—	0.6
Decrease in cash and cash equivalents	(197.9)	—	—	—	—	—	—	—	—	—	—	—	(197.9)
Cash and cash equivalents, beginning of year	245.8	—	—	—	—	—	—	—	—		—	—	245.8
Cash and cash equivalents, end of year	$47.9	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$47.9

KINROSS GOLD CORPORATION
RECONCILIATION TO UNITED STATES GAAP

Consolidated Statements of Comprehensive Earnings (loss)
The Company’s statements of comprehensive earnings (loss) under U.S. GAAP are as follows:

	Twelve months ended December 31,
	2006	2005	2004
Net earnings (loss) for the period under U.S. GAAP	$117.6	$(186.9)	$(43.2)
Change in unrealized gains on marketable securities
and long-term investments (e)	13.4	0.9	(1.6)
Derivative instruments and hedging activities (f)	—	—	(0.3)
Change in the funded status of the minimum pension liability (k)	0.9	(1.1)	(0.2)
Comprehensive earnings (loss) under U.S. GAAP	$131.9	$(187.1)	$(45.3)

(a)
Under CDN GAAP, Kinross accounts for stripping costs in accordance with EIC-160, “Stripping Costs Incurred in the Production of a Mining Operation” (“EIC-160”). Under EIC-160, stripping costs are accounted for according to the benefit received by the Company and are capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have been accessible in the absence of this activity. However, under U.S. GAAP, as outlined under EITF Issue No. 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry” (“EITF 04-6”), all stripping costs incurred during the production of a mine are considered variable production costs during the period that the stripping costs are incurred. For U.S. GAAP purposes, the Company has adopted EITF 04-6 effective the beginning of 2006 and has adjusted for this difference prospectively from January 1, 2006. Ongoing pit expansions at Round Mountain and Fort Knox that have been capitalized as development costs under CDN GAAP are required to be expensed for U.S. GAAP as outlined under EITF 04-6. The adjustment upon adoption on January 1, 2006 was an increase to the opening accumulated deficit of $1.1 million with a corresponding decrease to property, plant and equipment of $1.1 million. As a result of an impairment charge writing down property, plant and equipment at Fort Knox to fair value during the year ended December 31, 2005, no further adjustments were required to Fort Knox’s property, plant and equipment upon the adoption of EITF 04-6. The adjustment to property, plant and equipment upon adoption relates entirely to Round Mountain. For the year ended December 31, 2006, the effect of applying EITF 04-6 for U.S. GAAP purposes would have resulted in a decrease in earnings of $48.2 million. The decrease in earnings would consist of: stripping costs of $52.1 million expensed as part of other operating costs; $3.2 million capitalized under CDN GAAP would be expensed as interest expense; a reduction to depreciation expense of $2.9 million; and, a reduction to the Company’s tax provision of $4.2 million. At December 31, 2006, the cumulative impact of EITF 04-6 was: an increase in the accumulated deficit of $49.3 million; a decrease in property, plant and equipment of $52.0 million; a decrease in inventory of $1.5 million; and, an increase of $4.2 million to future tax assets. The EITF 04-6 adjustments in 2006 related to activities at Fort Knox and Round Mountain.

(b)
In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CDN $200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CDN $195.6 million) and accrued interest of $2.0 million (CDN $2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation”, (“Section 3860”), which was retroactively applied to the accounting for the Company’s convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in contributed surplus. Under U.S. GAAP, both the loss on the principal component and the gain on the option component would have been recognized in income. As a result, the accumulated deficit would decrease by $32.0 million along with a decrease to contributed surplus for the same amount.

(c)
Under U.S. GAAP, as a result of applying SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and following the adoption of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, property, plant and equipment would be reduced and the accumulated deficit increased by $60.5 million. This difference arose from the requirement to discount future cash flows from impaired property, plant and equipment under U.S. GAAP and from using proven and probable reserves only. At the time of the impairment, future cash flows from impaired property, plant and equipment were not discounted under CDN GAAP. In subsequent periods, the methodology for calculating asset impairment under CDN GAAP was harmonized with U.S. GAAP, requiring the use of discounted cash flows. However, under CDN GAAP, the change was not made retroactively and, as a result, the difference remained. Under U.S. GAAP, in periods subsequent to the impairment, the lower property, plant and equipment carrying value would have resulted in lower depreciation, depletion and amortization expense. Under U.S. GAAP, during the years ended December 31, 2005 and 2004, depreciation, depletion and amortization would have been reduced by $3.3 million and $3.8 million, respectively, to reflect the above. As a result, the net reduction to property, plant and equipment, as at December 31, 2005, was $21.1 million with an increase to the accumulated deficit of the same amount. At December 31, 2005, the reduced property, plant and equipment related entirely to the Fort Knox mine.

During the fourth quarter of 2005, for CDN GAAP purposes, the Company recorded an impairment charge to property, plant and equipment totaling $171.9 million, of which $141.8 million related to Fort Knox. Due to the mine’s carrying value under U.S. GAAP being $21.1 million lower, the impairment charge recorded in 2005 would have been decreased by $21.1 million.

(d)
CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by U.S. GAAP and would require in each subsequent year a cumulative increase in share capital and a cumulative increase in deficit of $766.7 million.

KINROSS GOLD CORPORATION
RECONCILIATION TO UNITED STATES GAAP

(e)
Under CDN GAAP, unrealized gains on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale of $19.9 million and $6.5 million at December 31, 2006 and December 31, 2005 respectively are included as a component of comprehensive income (loss).

Furthermore, U.S. GAAP requires that the transaction on April 3, 2002, whereby the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay, be recorded at fair value with the resulting gain included in earnings. Fair value of the Echo Bay common shares received, under U.S. GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002. Fair value is not discounted for liquidity concerns or other valuation considerations. The resulting gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged, increased the carrying value of this investment and was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under U.S. GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with U.S. GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in other comprehensive income, increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For U.S. GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN and U.S. GAAP.

For the year ended December 31, 2003, the Company, computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under U.S. GAAP, at December 31, 2003 to $0.6 million. As at December 31, 2006 and December 31, 2005, the additional goodwill remained at $0.6 million under U.S. GAAP.

(f)
Effective January 1, 2004, the Company adopted Accounting Guideline 13 (“AcG-13”), “Hedging Relationships”, which provides guidance concerning documentation and effectiveness testing for derivative contracts. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings. Upon the adoption of AcG-13, certain derivative instruments that had been previously accounted for as hedges failed to meet the requirements of AcG-13 for formal hedge accounting. As a result, on January 1, 2004, the fair value of the outstanding derivative financial instruments, which were not designated or did not qualify as effective hedging relationships, were deferred on the balance sheet and recognized in earnings when the previously designated hedged item occurred. Prior to the adoption of AcG-13, the Company applied hedge accounting to its derivative financial instruments. These instruments remained off balance sheet until the hedged transaction was recorded. In addition, realized gains or losses on derivatives instruments that were closed out prior to their maturity were deferred and recognized in earnings when the previously designated hedged item occurred.

On January 1, 2001, the Company adopted Financial Accounting Standards Board (“FASB”) Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and the corresponding amendments under FASB Statement No. 138 and FASB Statements No. 149. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Realized and unrealized gains and losses on derivative instruments included in other comprehensive income on transition at January 1, 2001 were reclassified into mining revenue for cash flow hedges of forecasted commodity sales and foreign exchange gain (loss) on forecasted foreign currency revenue or expense when the previously hedged forecasted revenue or expense occurred.

At December 31, 2006, the application of SFAS 133 did not result in any differences between CDN and U.S. GAAP. However, for the year ended December 31, 2005, the application of SFAS 133 would have resulted in an increase to revenue and a resultant decrease in the loss under U.S. GAAP of $4.7 million. For the year ended December 31, 2004, the net loss under U.S. GAAP would have decreased by $16.1 million.

(g)
Under Canadian income tax legislation, a company is permitted to issue shares, known as flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital. Qualifying expenditures were made in 2002. For U.S. GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. As at December 31, 2006 and December 31, 2005, the application of U.S. GAAP would result in a decrease in common share capital of $1.1 million and a corresponding reduction in accumulated deficit.

KINROSS GOLD CORPORATION
RECONCILIATION TO UNITED STATES GAAP

(h)
The terms “proven and probable reserves”, “exploration”, “development”, and “production” have the same meaning under both U.S. and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both U.S. and CDN GAAP.

(i)
Under CDN GAAP, the unrealized translation gains and losses on the Company’s net investment in self-sustaining operations is translated using the current rate method and accumulated in a separate component of shareholders’ equity, described as cumulative translation adjustments, on the consolidated balance sheets. Under U.S. GAAP, the unrealized translation gains and losses would not accumulate in a separate component of shareholders’ equity but rather as an adjustment to other comprehensive income. As indicated in Note 2, as of September 29, 2003, the functional currency of all the Company’s operations is the U.S. dollar. Prior to that date, the currency of measurement for certain operations domiciled in Canada was the Canadian dollar. As such, the $1.2 million accumulated translation loss in other comprehensive income will only become realized in earnings upon the substantial disposition, liquidation or closure of the mining property or investment that gave rise to such amounts.

(j)
Under CDN GAAP, Kinross proportionately consolidates its interests in the following incorporated joint ventures: MDO (La Coipa), MSG (Crixás), CMM (Refugio) and, prior to the Company’s purchase of the remaining 51% at December 31, 2004, RPM (Paracatu). In addition, the Company proportionately consolidates its interests in the following unincorporated joint ventures: Round Mountain, Porcupine Joint Venture, Musselwhite and New Britannia, which was sold on December 22, 2006. See Note 4 for further discussion.

These investments are accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F, which permits a company using the equity method for U.S. GAAP to omit the differences arising from the use of proportionate consolidation under CDN GAAP. Each of the joint ventures listed qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

(k)
In September 2006, FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” (“SFAS 158”) which amended FASB statements No. 87, 88, 106 and 132 (R). For the Company’s U.S. GAAP financial statements, SFAS 158 became effective as of December 31, 2006. Retrospective application of SFAS 158 is not permitted.

SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability on its balance sheet and to recognize changes in that funded status, through comprehensive income, in the year in which the changes occur. The amounts recognized in the Company’s consolidated balance sheets as at December 31, 2006, are as follows:

2006
Current benefit liability	$0.2
Non-current benefit liability	5.3
$5.5

Pre-tax amounts recognized in accumulated other comprehensive income are as follows:

December 31, 2006	Pension Benefits	Other Benefits	Total
Net loss	$3.4	$0.7	$4.1

The funded status for all defined benefit pension plans based on the accumulated benefit obligation as at December 31, 2006 and 2005, is as follows:

	2006	2005
Accumulated benefit obligation	$14.9	$14.9
Fair value plan of assets	12.2	10.8
Funded status - (deficit)	$(2.7)	$(4.1)

KINROSS GOLD CORPORATION
RECONCILIATION TO UNITED STATES GAAP

The accumulated benefit obligation and fair value of plan assets in respect of plans that are not fully funded included in the amounts above as at December 31, 2006 and 2005 are as follows :

	2006	2005
Accumulated benefit obligation	$14.9	$14.9
Fair value plan of assets	12.2	10.8
Funded status - (deficit)	$(2.7)	$(4.1)

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.2 million.

The accumulated benefit obligation for the Company’s defined benefit pension plans was $14.9 million at December 31, 2006 and December 31, 2005.

Under SFAS 158, an additional pension liability of $0.3 million would be recorded and a long-term pension asset of $0.9 million would be reduced to $nil. The corresponding adjustment would be a decrease to accumulated other comprehensive income of $0.6 million. CDN GAAP does not have the concept of other comprehensive income. None of the additional liability relates to unrecognized prior service cost.

	Before application of SFAS 158	Adjustments	After application of SFAS 158
Other long-term assets	$0.9	$(0.9)	$—
Current benefit liability	$(0.2)	$—	$(0.2)
Noncurrent benefit liability	$(5.6)	$0.3	$(5.3)
Accumulated other comprehensive income	$(3.5)	$(0.6)	$(4.1)

Accumulated other comprehensive income consists of unrecognized net actuarial losses that will be recognized in future periods.

Plan assets are not expected to be returned to the Company during the coming year.

Under U.S. GAAP, if the accumulated pension plan benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to other comprehensive income. CDN GAAP does not require the Company to record a minimum liability and does not have the concept of other comprehensive income. As at December 31, 2005, the Company had a minimum pension liability of $4.4 million with a corresponding decrease in other comprehensive income. None of the additional liability relates to unrecognized prior service cost.

(l)
The Company has adopted SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to SFAS No. 123” (“SFAS 148”), which is similar to the new amended Canadian accounting standard, which was adopted in 2004. Accordingly, there is no CDN/U.S. GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to opening retained earnings with an offsetting adjustment to contributed surplus. Under U.S. GAAP, this adjustment would be reversed.

In February 2007, the SEC provided an interpretation of the U.S. accounting rules contained in SFAS 133, “Accounting for Derivatives and Hedging Activities” (“SFAS 133”), which determines the U.S. accounting rules for the Company’s share purchase warrants and redeemable retractable preferred shares. The interpretation states that under U.S. GAAP when a company has instruments outstanding with an exercise price denominated in a functional currency other than the company’s functional currency, those instruments must be fair valued with the resulting gains or losses being included in the calculation of U.S. GAAP earnings. In these circumstances a loss (gain) would be recorded by the Company when the value of the Company’s share purchase warrants and redeemable retractable preferred shares increase (decrease).
Following the issuance of this interpretation by the SEC discussions were initiated by the FASB concerning the application and adoption of this interpretation of SFAS 133 that have yet to be concluded and, as a result, the Company has not changed the treatment of its share purchase warrants and redeemable retractable preferred shares. However, if the Company were to fair value its share purchase warrants and redeemable retractable preferred shares earnings for the twelve months ended December 31, 2006 would be reduced by $19.6 million. Also, as at December 31, 2006, the accumulated deficit would be increased by $24.6 million, common shares would be increased by $5.5 million and current liabilities would be increased by $19.1 million.

Recent Accounting Pronouncements

i.
In November 2005, the FASB issued FASB Staff Position (FSP) SFAS 115-1 and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP SFAS 115-1 and SFAS 124-1 is applicable to reporting periods beginning after December 15, 2005. The Statement did not have an impact on the financial statements.

KINROSS GOLD CORPORATION
RECONCILIATION TO UNITED STATES GAAP

ii.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current period charges rather than capitalized as a component of inventory costs. In addition, SFAS 151 requires allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The adoption of SFAS 151 in 2006 did not impact the Company’s financial statements.

iii.
In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payments” (“SFAS 123R”). SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows”. Generally, the fair value approach in SFAS 123(R) is similar to the fair value approach described in SFAS No. 123. In 2004 and 2005 Kinross used the Black-Scholes formula to estimate the fair value of stock options granted to employees. Kinross adopted SFAS 123(R), using the modified-prospective method, beginning January 1, 2006. Based on the terms of Kinross’ plans, it did not have a cumulative effect related to its plans. Kinross also elected to continue to estimate the fair value of stock options using the Black-Scholes formula. During the year ended December, 31, 2006, the adoption of SFAS 123(R) did not have a material impact on stock-based compensation expense.

iv.
The FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an Amendment of APB Opinion 29 (“SFAS 153”). This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have an impact on the Company’s financial statements.

v.
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which relates to the accounting for and reporting of a change in accounting principles and applies to all voluntary changes in accounting principles. The reporting of corrections of an error by restating previously issued financial statements is also addressed by this statement. SFAS 154 applies to pronouncements in the event they do not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires retroactive application to prior periods’ financial statements of changes in accounting principle, unless the period specific effects or cumulative effects of an accounting change are impracticable to determine, in which case the new accounting principle is required to be applied to the assets and liabilities as of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. SFAS 154 will be effective on accounting changes and corrections of errors beginning on or after December 15, 2005. Adoption of SFAS 154 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

vi.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” This Statement:

(a)	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

(b)	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

(c)
Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

(d)	Clarifies that concentration of credit risk in the form of subordination are not embedded derivatives; and

(e)
Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. The Company does not expect that this pronouncement will have an impact.

vii.
In June 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. The Company is presently evaluating the impact of this statement on its financial statements.

KINROSS GOLD CORPORATION
RECONCILIATION TO UNITED STATES GAAP

viii.
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and a framework for measuring assets and liabilities at fair values when a particular standard describes it. In addition, SFAS 157 prescribes a more enhanced disclosure of fair value measures and requires additional expanded disclosure when non-market data is used to assess fair values. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of this statement will have on its financial statements.

ix.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows.